

August 1, 2011

Richard T. Carucci
Chief Financial Officer
Yum! Brands, Inc.
1441 Gardiner Lane
Louisville, Kentucky 40213

      Re: Yum! Brands, Inc.
      Form 10-K for Fiscal Year Ended December 25, 2010
      Filed on February 15, 2011
      File No. 001-13163

Dear Mr. Carucci:

We have reviewed your response letter dated June 23, 2011 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 25, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Impairment of Goodwill, page 55

1. We note your response to our prior comment 3. You state that the operating performance of Pizza Hut U.K. was not significantly poor enough to deviate from your policy of evaluating impairment of long lived assets semiannually in both the second and fourth fiscal quarters of each year. However, you also state that additional impairment charges are expected to be recorded in the second quarter of 2011 to write down to their fair values the Pizza Hut U.K. restaurants that are deemed impaired. Additionally, you state that you evaluate goodwill for impairment on an annual basis or more often if an event occurs or circumstances change that indicate impairments might exist. We note disclosure in your earnings release for the second quarter of fiscal 2011 of the weak

performance of Pizza Hut U.K. and the 7% decline in U.K. system sales in the second quarter and year to date. However, we did not identify disclosure in the Form 10-Q of any impairment of long lived assets or goodwill specific to Pizza Hut U.K. In this regard, please tell us the amount of any impairment charges that were recorded for Pizza Hut U.K. in the second quarter of 2011. If no impairment of goodwill attributable to Pizza Hut U.K. was recorded, please explain your basis for not doing so, particularly in view of the extended successive decline of its performance into this quarter.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief